# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fortune Brands Innovations, Inc., CIK 0001519751
CUSIP: 34964C106
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1 HORIZON WAY, BUILDING N, DEERFIELD, Illinois (IL), 60015
Date of event which requires filing of this statement: 03/17/2026
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu Cornu, Route des Acacias 60, Geneva, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 7,377,379; shared voting power 0; sole dispositive power 7,618,863; shared dispositive power 0; aggregate amount beneficially owned 7,618,863 (6.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Fortune Brands Innovations, Inc.
Address of issuer's principal executive offices: 1 HORIZON WAY, BUILDING N, DEERFIELD, Illinois (IL), 60015

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 1211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of common stock of Fortune Brands Innovations Inc on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately USD 493,174,715.23. The source of the funds comes from our institutional clients' assets

The funds used for the acquisition did not involve any financing or borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of Fortune Brands Innovations Inc as part of its investment strategy, which includes considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the Issuer to discuss and promote initiatives that align with these business practices.

This engagement is part of the Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest.

The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pictet Asset Management SA manages 7,618,863 shares of Fortune Brands Innovations Inc , which represents 6.35% of the total number of shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Pictet Asset Management SA has the Sole power to vote on 7,377,379 shares out of the 7,618,863 shares under management.
Transactions in the class effected during the past sixty days:
Trade Date Type Quantity Price Exchange
17.03.2026 BUY 6'679.00 44.5409000 New York Stock Exchange
17.03.2026 BUY 60'527.00 44.5410000 New York Stock Exchange
17.03.2026 BUY 48'219.00 44.4241000 New York Stock Exchange
17.03.2026 BUY 1'290'937.00 44.4241000 New York Stock Exchange
17.03.2026 BUY 23'154.00 44.4241000 New York Stock Exchange
17.03.2026 BUY 13'323.00 44.4241000 New York Stock Exchange
16.03.2026 BUY 5'356.00 43.8735000 New York Stock Exchange
16.03.2026 BUY 11'153.00 43.8735000 New York Stock Exchange
16.03.2026 BUY 3'082.00 43.8735000 New York Stock Exchange
16.03.2026 BUY 298'609.00 43.8735000 New York Stock Exchange
16.03.2026 BUY 1'175.00 43.9917000 New York Stock Exchange
16.03.2026 BUY 2'447.00 43.9917000 New York Stock Exchange
16.03.2026 BUY 65'500.00 43.9917000 New York Stock Exchange
16.03.2026 BUY 676.00 43.9917000 New York Stock Exchange
13.03.2026 BUY 1'912.00 43.3739000 New York Stock Exchange
13.03.2026 BUY 53'718.00 43.3739000 New York Stock Exchange
13.03.2026 BUY 570.00 43.3739000 New York Stock Exchange
13.03.2026 BUY 907.00 43.3739000 New York Stock Exchange
10.03.2026 BUY 105'245.00 45.6931000 New York Stock Exchange
09.03.2026 SELL 16'508.00 44.4872000 New York Stock Exchange
05.03.2026 BUY 1'378.00 49.7170000 New York Stock Exchange
05.03.2026 BUY 459.00 49.4700000 New York Stock Exchange
05.03.2026 BUY 763.00 49.7170000 New York Stock Exchange
05.03.2026 BUY 325.00 49.4700000 New York Stock Exchange
05.03.2026 BUY 83'802.00 49.7170000 New York Stock Exchange
05.03.2026 BUY 18'407.00 49.4700000 New York Stock Exchange
05.03.2026 BUY 2'988.00 49.7170000 New York Stock Exchange
05.03.2026 BUY 809.00 49.4700000 New York Stock Exchange
04.03.2026 BUY 263.00 50.9465000 New York Stock Exchange
04.03.2026 BUY 252.00 51.0400000 New York Stock Exchange
04.03.2026 BUY 365.00 50.9419000 New York Stock Exchange
04.03.2026 BUY 424.00 50.9465000 New York Stock Exchange
04.03.2026 BUY 280.00 50.9419000 New York Stock Exchange
04.03.2026 BUY 29'169.00 50.9465000 New York Stock Exchange
04.03.2026 BUY 11'074.00 51.0400000 New York Stock Exchange
04.03.2026 BUY 11'767.00 50.9419000 New York Stock Exchange
04.03.2026 BUY 1'244.00 50.9465000 New York Stock Exchange
04.03.2026 BUY 274.00 51.0400000 New York Stock Exchange
04.03.2026 BUY 588.00 50.9419000 New York Stock Exchange
04.03.2026 BUY 3'164.00 50.8688000 New York Stock Exchange
04.03.2026 BUY 1'690.00 50.8688000 New York Stock Exchange
04.03.2026 BUY 173'024.00 50.8688000 New York Stock Exchange
04.03.2026 BUY 6'255.00 50.8688000 New York Stock Exchange
03.03.2026 BUY 201.00 49.7850000 New York Stock Exchange
03.03.2026 BUY 463.00 50.6138000 New York Stock Exchange
03.03.2026 BUY 756.00 50.4715000 New York Stock Exchange
03.03.2026 BUY 345.00 50.6138000 New York Stock Exchange
03.03.2026 BUY 853.00 50.4715000 New York Stock Exchange
03.03.2026 BUY 4'598.00 49.7850000 New York Stock Exchange
03.03.2026 BUY 16'313.00 50.6138000 New York Stock Exchange
03.03.2026 BUY 70'455.00 50.4715000 New York Stock Exchange
03.03.2026 BUY 201.00 49.7850000 New York Stock Exchange
03.03.2026 BUY 773.00 50.6138000 New York Stock Exchange
03.03.2026 BUY 2'432.00 50.4715000 New York Stock Exchange
03.03.2026 BUY 6'967.00 50.7285000 New York Stock Exchange
03.03.2026 BUY 3'768.00 50.7285000 New York Stock Exchange
03.03.2026 BUY 375'333.00 50.7285000 New York Stock Exchange
03.03.2026 BUY 13'932.00 50.7285000 New York Stock Exchange
27.02.2026 BUY 279.00 54.3400000 New York Stock Exchange
23.02.2026 BUY 504.00 55.9300000 New York Stock Exchange
20.02.2026 BUY 954.00 53.9439000 New York Stock Exchange
20.02.2026 BUY 453.00 53.9439000 New York Stock Exchange
17.02.2026 BUY 41'994.00 52.0957000 New York Stock Exchange
13.02.2026 BUY 170'000.00 51.6565000 New York Stock Exchange
13.02.2026 BUY 6'000.00 51.6565000 New York Stock Exchange
11.02.2026 BUY 566.00 63.8600000 New York Stock Exchange
11.02.2026 SELL 480.00 63.0700000 New York Stock Exchange
11.02.2026 SELL 1'260.00 62.7978000 New York Stock Exchange
11.02.2026 SELL 40'653.00 62.7978000 New York Stock Exchange
11.02.2026 SELL 312.00 62.7978000 New York Stock Exchange
11.02.2026 SELL 604.00 62.7978000 New York Stock Exchange
06.02.2026 SELL 194.00 60.5200000 New York Stock Exchange
05.02.2026 BUY 283.00 59.8500000 New York Stock Exchange
04.02.2026 BUY 34.00 61.1900000 New York Stock Exchange
03.02.2026 BUY 13'490.00 56.5997000 New York Stock Exchange
30.01.2026 BUY 755.00 54.5024000 New York Stock Exchange
30.01.2026 BUY 378.00 54.5024000 New York Stock Exchange
28.01.2026 BUY 96.00 55.4825000 New York Stock Exchange
28.01.2026 BUY 662.00 55.4825000 New York Stock Exchange
28.01.2026 BUY 295.00 55.4825000 New York Stock Exchange
20.01.2026 SELL 92.00 59.2283000 New York Stock Exchange
20.01.2026 SELL 7'663.00 59.2283000 New York Stock Exchange
20.01.2026 SELL 74'747.00 59.2337000 New York Stock Exchange
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of Fortune Brands Innovations Inc, other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to Fortune Brands Innovations Inc is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of Fortune Brands Innovations Inc, other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine VALTANEN, Karine VALTANEN Global Head of Compliance (03/17/2026)